ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

SEPTEMBER 30, 2006

The accompanying unaudited interim financial statements of Esperanza Silver Corporation for the nine-monthperiod ended September 30, 2006 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA SILVER CORPORATION
(An Exploration Stage Company)

Management’s Discussion and Analysis

Nine Months Ended September 30, 2006

This discussion and analysis of financial position and results of operations is prepared as at November 8, 2006 and should be read in conjunction with the interim consolidated financial statements for the nine months ended September 30, 2006 and the related notes thereto. Those interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and as a result do not contain all disclosure required under generally accepted accounting principles for annual financial statements. Accordingly, readers may want to refer to the December 31, 2005 and 2004 annual audited consolidated financial statements of Esperanza Silver Corporation (the “Company” or “Esperanza”) and the accompanying notes. These documents are available for viewing on SEDAR at www.sedar.com. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted.

This discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company’s management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Description of Business

The Company is an exploration company dedicated to the identification, acquisition and exploration of silver and gold projects. The Company’s strategy is to advance its projects through prospecting and drilling stages and to seek new partners through joint-ventures or other associations to fund continued project development. By following this strategy, Esperanza plans on holding a large portfolio of silver and gold prospects, which will allow it to maximize exploration activities while minimizing its funding requirements and risk.

Cerro Jumil (formerly La Esperanza Project), Mexico

The Company conducted a program of outcrop sampling in areas under concession preparatory to a drill program. On July 22, 2005 the Company reached a long-term exploration agreement with the local community of Tetlama which owns the surface land. This agreement allows Esperanza full access to the property for all exploration purposes.

During November of 2005, the Company began a second phase of diamond core drilling on the project. A cumulative total (Phase I and II) of 31 drill holes were completed through the end of March of 2006. Drilling activity was temporally halted in April of 2006 to allow a change over from a diamond core to a reverse circulation rig. Esperanza has completed a geophysical survey, up-graded its infrastructure and expanded its exploration permit area. Drilling is expected to recommence in the fourth quarter of 2006.

On October 2, 2006 the Company announced that it had reached agreement to buy out the underlying mineral concession holder’s interest for $417,375 and the issuance of 500,000 shares of the Company’s common stock. Closing is still subject to the transfer of title. The Company will still have to pay a three percent net smelter return royalty on any mineral production.

San Luis Project, Peru

During August of 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. High-grade silver and gold has been found in a newly discovered vein system. The project is subject to a prospecting agreement with Silver Standard Resources Inc. (“Silver Standard”). Silver Standard, under the terms of the prospecting agreement, elected to increase its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 80% in phases by funding feasibility and development activities. As at September 30, 2006, the total cumulative San Luis property expenditures incurred including capitalized equipment costs were US$871,490, of which US$248,923 remains recoverable from Silver Standard. On October 31, 2006 the Company announced that Silver Standard had met its funding requirement and had earned a 55 percent interest in the project.

During the first half of 2006 the Company has been conducting systematic surface exploration including geochemical surveys and geologic mapping over the principal vein area as well as developing infrastructure (drill roads and an expanded camp). A diamond core drill program began in September of 2006 and is on-going. Please refer to the Company’s news release dated October 31, 2006 for the initial results of this drill program.

Generative Exploration

The Company has conducted numerous mineral property investigations in its continuing search for new projects.

On March 29, 2005, the Company entered into a joint exploration agreement with Silver Standard Resources Inc., a company related by virtue of its having one director in common with Esperanza. Under the terms of the agreement, Silver Standard will contribute US$300,000 ($203,458 contributed to September 30, 2006) and Esperanza will contribute US$200,000 ($147,581 contributed to September 30, 2006) during the first two years of the program. These funds will be used for the identification and acquisition of new prospects. During the three months ended September 30, 2006 the Peru program expenditures totaled $29,855 of which $17,913 was recoverable from Silver Standard.

New prospecting outside of the San Luis JV area under the terms of the original March 29, 2005 agreement has been at a minimal level as the Company has dedicated its manpower to the San Luis project. The Company has also begun a new generative exploration program in Mexico.

Flor de Loto Project, Peru

On December 15, 2003 the Company has a purchase option on the Flor de Loto project in Peru which consists of 1,000 hectares covering high-grade silver veins which surround a 250 meter by 60 meter area of silver-bearing hydrothermal breccia. The Company subsequently staked an additional 2800 hectares of mineral concessions. The Company paid US$5,000 on signing the option agreement and will have to make additional payments as described in note 4 of the September 30, 2006 interim consolidated financial statements. The Company is preparing an application for drilling permits

Results of Operations

The Company recorded a loss of $224,760 for the three months ended September 30, 2006 (2005 – $192,714). The increase in the loss over the prior year’s comparative period was due mainly to higher costs for consulting, property examinations and holding costs and for transfer agent and filing fees. Property examination and holding costs were higher than the prior comparative quarter because the Company was performing regional exploration in both Peru and Mexico whereas in the prior comparative period Esperanza was mainly performing regional work in Mexico.

The Company recorded a loss of $1,493,532 for the nine months ended September 30, 2006 (2005 – $802,874). The increase in the loss over the prior year’s comparative period was due to higher costs for stock-based compensation, consulting, property examinations and holding costs and for transfer agent and filing fees. Consulting costs increased due to management bonuses. Property examination and holding costs were higher than the prior comparative period because the Company was performing regional exploration in Peru and Mexico and incurred holding costs on the Atocha property whereas in the prior comparative period Esperanza was only performing regional work in Mexico. Costs for transfer agent and filing fees were higher in the nine months ended September 30, 2006 as the result of the completion of the private placement in February 2006.

Liquidity and Capital Resources

The Company started 2006 with working capital of $3,544,232 and working capital as at September 30, 2006 was $4,633,899. The increase in working capital of $1,089,667 was due mainly to the proceeds from a private placement and the exercise of warrants and options which in total amounted to approximately $3,221,000. The proceeds from share issuances were partially offset by the loss for the period and investments in mineral properties of approximately $1,293,000. Of the $1,293,000 expended on mineral properties, the Company incurred most of the costs conducting a drilling program on the Cerro Jumil property (formerly La Esperanza). The Company made a term investment totaling $2,414,388 during the current period at an interest rate of 3.85 per cent per annum. The investment is convertible into cash at any time after thirty days without interest penalty.

Subsequent to September 30, 2006, the Company received $500,422 on the exercise of 715,768 share purchase warrants and $3,550 on the exercise of 10,000 stock options. The Company currently has sufficient working capital to carry out its 2006 exploration programs and to cover general and administrative costs. However, should the Company make a significant property acquisition or decide to accelerate development on one of more of its properties; the Company may require additional working capital.

In May 2006, the Company paid US$25,000 and issued 40,000 common shares to meet its commitment under the option agreement for Cerro Jumil.

However, during October, 2006, the Company renegotiated its option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) and earned its option by paying $417,375 and issuing 500,000 common shares to Recursos in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the property.

Quarterly Information

	2006	2006	2006	2005
Quarter Ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Operating Expenditures	$ 270,177	$ 1,043,126	$ 270,469	$ 204,506
Loss for the period	224,760	998,303	270,469	6,828,020
Loss per Share (Basic and Diluted)	(0.01)	(0.03)	(0.01)	(0.24)

	2005	2005	2005	2004
Quarter Ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Operating Expenditures	$ 192,714	$ 426,664	$ 155,398	$ 263,918
Loss for the period	192,714	459,558	150,602	260,727
Loss per Share (Basic and Diluted)	(0.01)	(0.02)	(0.01)	(0.01)

2004

Operating expenditures declined in the fourth quarter of 2004 because stock-based compensation was lower by approximately $194,000 compared to the prior quarter. However this was partially offset by increased expenditures on property examinations, higher investor relations costs, higher transfer agent and filing fees and higher foreign exchange losses.

2005

In the first quarter of 2005, operating costs declined significantly from the fourth quarter of 2004 as the Company reduced its expenditures on regional property examination costs from approximately $76,000 to about $31,000, incurred lower costs for investor relations and had an exchange gain compared to an exchange loss in the previous quarter. In the second quarter of 2005, Esperanza’s operating expenditures increased by $271,266 over the first quarter. The main increases in costs were due to stock-based compensation and investor relations. During the third quarter, operating expenditures decreased from the prior quarter as a result of significantly lower stock-based compensation expense. In addition, the prior quarter’s loss included a write-down of mineral property costs while no write-down occurred during the third quarter. The fourth quarter operating expenses were approximately $12,000 higher than those in the third quarter. Property examination costs were higher by $22,000 due to ongoing regional exploration in Mexico and Peru. Transfer agent and regulatory fees were higher by $24,000 than the prior quarter because of filing fees related to the private placement completed in November. Accounting and legal expenses were $9,000 higher than for the third quarter because they included an accrual for the year-end audit. These increases were substantially offset by higher interest income and by a reduction in the accrual for stock based compensation for options which were not fully vested. The significant increase in the loss for the quarter was due to the write-down of the Atocha property which amounted to $6,625,190.

2006

In the first quarter of 2006, operating costs were $66,000 higher than for the prior quarter. This was due to higher consulting costs and higher property examination and holding costs partially offset by lower costs for accounting and legal and transfer agent and filing fees and increased interest income. Consulting costs were higher due to management bonuses. Legal and accounting costs were lower because the first quarter had no charges for audit fees. Property examination and holding costs were higher in the first quarter due to regional exploration in Peru and holding costs incurred on the Atocha property. Interest income increased in the first quarter as the result of having a greater amount of cash available for interest bearing investments. In the second quarter of 2006, operating costs were $750,756 higher than for the prior quarter. This was due mainly to significantly higher stock-based compensation expense. In the third quarter of 2006, operating costs were consistent with those of the prior quarter except for the fact that the Company did not record any stock-based compensation. The loss in the third quarter of 2006 was approximately $32,000 higher than in the prior comparative quarter due to higher property examination costs, mainly in Mexico and due to higher administrative expenses partially offset by increased interest revenue from term deposits.

Transactions with Related Parties

Effective April 1, 2004, the Company entered into a services agreement with Quest Management Corp. (“Quest”). Quest will provide office space on a monthly rental but Esperanza will pay directly for its supplies and will pay consultants directly for accounting and other administrative services. The Company and Quest are related by virtue of having one director in common. During the nine month period ended September 30, 2006, a total of $11,250 (2005 - $9,000) was charged by Quest for rent and at September 30, 2006, the Company owed Quest $1,250 (2005 - $1,000).

The Company also has a consulting agreement with its President for US$7,625 per month plus health insurance benefits. During the nine months ended September 30, 2006, the President was paid $92,767 (2005 - $99,645) in consulting fees and health insurance benefits and $46,720 (2005 - $Nil) for a management bonus. As at September 30, 2006, $12,194 (2005 - $10,611) was payable to the President of the Company and $10,675 (2005 - $10,675) had been advanced to the President for travel expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by related parties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that claims and leases are in good standing and obtaining permits for drilling and other exploration activities. The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Esperanza is currently earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down the previously capitalized costs related to that property.

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. The Company does not have any employees. All work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Outstanding Share Data

As at November 8, 2006 there were 38,387,197 common shares issued and outstanding. There were also 3,167,500 stock options outstanding to directors and consultants with exercise prices ranging between $0.25 and $1.56 per share. All of the outstanding options have vested. There were also 3,607,259 warrants outstanding which expire between December 1, 2006 and August 31, 2007 with exercise prices ranging between $0.55 and $1.50 per share. Refer to Notes 5 of the September 30, 2006 interim consolidated financial statements for more details on these outstanding securities.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at September 30, 2006	As at December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$ 393,438	$ 1,981,014
Short-term investments	3,914,388	1,500,000
Receivables	221,654	63,022
Due from joint venture partner (Note 4(a) and (b))	295,263	140,366
Prepaid expenses	34,028	37,114
	4,858,771	3,721,516
Equipment (Note 3)	45,440	28,436
Mineral properties (Note 4)	2,537,055	1,176,208
	$ 7,441,266	$ 4,926,160
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 224,872	$ 177,284
Shareholders’ Equity:
Share capital (Note 5)	15,030,599	11,707,396
Contributed surplus (Note 5)	3,440,826	2,802,979
Deficit	(11,255,031)	(9,761,499)
	7,216,394	4,748,876
	$ 7,441,266	$ 4,926,160

Nature of operations (Note 1)

Subsequent events (Note 8)

See accompanying notes to the interim consolidated financial statements.

Approved on behalf of the Board

“Brian Bayley”

Director

“Joseph Ovsenek”

Director

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Interim Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended September 30,		Nine-month-period ended September 30,
	2006	2005	2006	2005
Royalty revenue	$ -	$ -	$ -	$ 4,796
Operating expenses:
Accounting and legal	18,147	6,991	41,235	17,573
Administrative services	11,352	10,488	22,864	37,767
Amortization	2,897	676	6,557	1,538
Bank charges and interest expense	2,482	1,076	8,854	4,109
Consulting fees (Note 6)	31,878	34,021	173,777	99,180
Foreign exchange	35,178	23,767	66,832	(3,173)
Investor relations and shareholder communications	39,803	19,162	112,043	114,117
Office and sundry	15,187	7,675	52,613	24,118
Property examination and holding costs	70,778	52,484	235,739	143,541
Rent (Note 6)	17,288	6,971	34,813	20,918
Stock-based compensation (Note 5(e))	-	15,434	750,524	273,218
Transfer agent and regulatory fees	19,634	6,972	80,989	25,902
Travel and related costs	5,553	8,689	18,833	22,384
Write-down of mineral property costs	-	-	-	32,894
	(270,177)	(194,406)	(1,605,673)	(814,086)
Loss before other item	(270,177)	(194,406)	(1,605,673)	(809,290)
Other item Interest income	45,417	1,692	112,141	6,416
Loss for the period	(224,760)	(192,714)	(1,493,532)	(802,874)
Deficit, beginning of period	(11,030,271)	(2,740,765)	(9,761,499)	(2,130,605)
Deficit, end of period	$(11,255,031)	$(2,933,479)	$(11,255,031)	$(2,933,479)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.04)	$(0.03)
Weighted average number of shares outstanding	36,991,164	26,829,515	36,019,454	26,821,231

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Three-month-period ended September 30,	Nine-month-period ended September 30,
	2006	2005	2006	2005
Cash provided by (used in): Operating activities:
Loss for the period	$ (224,760)	$ (192,714)	$(1,493,532)	$(802,874)
Items not affecting cash:
Amortization	2,897	676	6,557	1,538
Stock-based compensation	-	15,434	750.524	273,218
Write-off of mineral property costs	-	-	-	32,894
Changes in non-cash working capital items:
Receivables	(140,275)	(15,321)	(313,529)	(52,062)
Prepaid expenses	5,874	(34,785)	3,086	(42,145)
Accounts payable and accrued liabilities	68,358	(25,647)	47,588	(12,616)
	(287,906)	(252,357)	(999,306)	(602,047)
Investing activities:
Mineral property costs	(396,043)	(74,669)	(1,293,035)	(560,036)
Short-term investments	300,000	-	(2,414,388)	-
Restricted cash	-	88,894	-	(55,817)
Purchase of equipment	(12,973)	(4,922)	(23,561)	(14,382)
	(109,016)	9,303	(3,730,984)	(630,235)
Financing activities:
Shares issued for cash	173,122	335,726	3,142,714	339,725
Subscriptions received in advance	-	39,000	-	39,000
Peru exploration program advances	-	(53,336)	-	40,825
	173,122	321,390	3,142,714	419,550
Increase (decrease) in cash and cash equivalents	(223,800)	78,336	(1,587,576)	(812,732)
Cash and cash equivalents, beginning of period	617,238	559,648	1,981,014	1,450,716
Cash and cash equivalents, end of period	$ 393,438	$ 637,984	$ 393,438	$ 637,984
Supplementary information:

Interest paid during the period	$ -	$ -	$ -	$ -
Income taxes paid during the period	-	-	-	-
Shares issued for mineral property (Note 4(a))	-	10,000	67,812	10,000

See accompanying notes to the interim consolidated financial statements.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia). The Company’s principal business activities include the acquisition and exploration of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and from future profitable production or proceeds from the disposition of the mineral properties.

2.

Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Operating results for the nine month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006. These interim consolidated financial statements follow the same accounting policies as the annual audited consolidated financial statements of the Company for the year ended December 31, 2005. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s 2005 annual audited consolidated financial statements and notes thereto.

3.

Equipment

	September 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Equipment and vehicles	$133,191	$ 8,595	$124,596	$62,014
Less: Recovered from Joint Venture Partner	(79,156)	-	(79,156)	(33,578)
	$54,035	$ 8,595	$45,440	$28,436

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

4.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Peru	Mexico	Bolivia	Total
Balance, December 31, 2005	$ 96,923	$1,054,285	$ 25,000	$ 1,176,208
Acquisition Costs and option payments	-	95,429	-	95,429
Exploration and Development:
Assays	28,865	100,517	-	129,382
Community programs	16,312	-	-	16,312
Drilling	163,950	459,552	-	623,502
Environmental studies	-	21,377	-	21,377
Field costs	24,483	55,945	-	80,428
Geological studies	190,653	323,253	-	513,906
Mapping and surveying	21,960	25,112	-	47,072
Office and administrative	30,907	4,500	-	35,407
Property tax	113,361	9,615	-	122,976
Road and access costs	41,029	33,014	-	74,043
Travel and related costs	42,894	60,499	-	103,393
Vehicle costs	62,805	32,201	-	95,006
	834,142	2,275,299	25,000	3,134,441
	-	-
Less: Recovered from joint venture partner	(597,386)	-	-	(597,386)
Balance, September 30, 2006	$ 236,756	$ 2,275,299	$ 25,000	$ 2,537,055

(a) San Luis, Peru

During the year ended December 31, 2005, the Company announced the acquisition of the San Luis project via claim-staking. The project is located in the central highlands of Peru. The project is subject to the prospecting agreement, described below at Note 4(b), with Silver Standard Resources Inc. (“Silver Standard”), a company with a director in common. Silver Standard has informed the Company that, under the terms of the prospecting agreement, it has elected to form a separate 50%-50% joint-venture for the San Luis project. Under the terms of the agreement, Silver Standard has additionally increased its ownership to 55% by funding the first US$500,000 of exploration expenditures subsequent to the acquisition of the property. It may increase its ownership to 70 percent by funding a feasibility study and it may further increase its ownership to 80 percent by funding all development activities necessary to place the property into production.

As at September 30, 2006, total cumulative San Luis property expenditures incurred, including capitalized equipment costs, were US$871,490, of which US$248,923 remains recoverable from Silver Standard.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

4. Mineral Properties (continued)

(b)

Silver Standard Exploration Agreement

The Company entered into a prospecting agreement with Silver Standard to explore for bulk mineable silver deposits in central Peru.

Under the terms of the agreement, Silver Standard will contribute US$300,000 ($177,155 contributed to September 30, 2006) and Esperanza will contribute US$200,000 ($118,103 contributed to September 30, 2006) during the first two years of the program. These funds will be used for the identification and acquisition of new prospects and will be managed by Esperanza. Upon acquisition of any prospect, Silver Standard may elect to form a separate 50%-50% joint-venture regarding the property. Silver Standard will have the right to increase its ownership in any new prospect to 55 percent by spending an additional US$500,000 and will also have the right to finance any new prospect to production, thereby increasing its ownership to 80 percent.

During the current period, Peru exploration program expenditures totaled $29,855, of which $17,913 was recoverable from Silver Standard. As at September 30, 2006, total cumulative Peru exploration program expenditures incurred were $368,952, of which $17,913 remains recoverable from Silver Standard. ($203,458 received to September 30, 2006).

As at September 30, 2006, the excess of expenditures incurred over cash calls totaled $17,913. As at September 30, 2006, Silver Standard had contributed $203,458 to Esperanza with respect to the prospecting agreement and Silver Standard’s share of expenditures was $221,371.

The balance of $259,948 due from Silver Standard at September 30, 2006 relates to recoveries of exploration costs in the San Luis joint venture and the Peru exploration program.

(c)

Cerro Jumil (formerly La Esperanza), Mexico

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico. The exercise price of the option was US$2,000,000 plus value-added tax payable in Mexico, and the issuance of 170,000 common shares of the Company. The schedule for payments and the issuance of shares was as follows:

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid/issued
On May 7, 2004	US $15,000	25,000	Paid/issued
On May 7, 2005	US $25,000	40,000	Paid/issued
On May 7, 2006	US $25,000	40,000	Paid/issued
On May 7, 2007	US $25,000	40,000	-
On May 7, 2008	US $1,895,000	-	-
Total	US $2,000,000	170,000

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

4. Mineral Properties (continued)

(c)

Cerro Jumil (formerly la Esperanza), Mexico (continued)

In May of 2006, the Company paid US$25,000 and issued 40,000 common shares to Recursos to meet its 2006 commitment under the option agreement. The Company was also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement. This commitment was completed in May, 2005.

Subsequent to September 30, 2006, the Company renegotiated the option agreement and earned its option by paying $417,375 and issuing 500,000 common shares in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the property.

(d)

Flor de Loto, Peru

The Flor de Loto project is located in Lima Department, Peru approximately 150 kilometers northeast of Lima. The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date	Cash Payment	Status
On signing	US $ 5,000	paid
December 15, 2004	US$ 10,000	paid
December 15, 2005	US$ 15,000	paid
December 15, 2006	US$ 25,000
December 15, 2007	US$ 30,000
December 15, 2008	US$ 500,000
US$ 585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

(e)

Atocha Property, Bolivia

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination. The Company made payments of US$74,000 in 2004 to complete the acquisition of the 850-hectare Los Mangales concession, which forms part of the Atocha Project, title to which has now been transferred directly to the Company’s Bolivian subsidiary. The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property. The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia. The concessions were acquired directly by staking and have no further obligations other than annual tax assessments which are minimal.

During the year ended December 31, 2005, management wrote-down the carrying value of the Atocha Property to $25,000. In September of 2006 he Company signed an agreement with a Bolivian mining cooperative to exploit certain of the Atocha concessions. The cooperative pays a one percent net smelter revenue royalty.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

5.

Share Capital

(a)

Authorized

Unlimited number of common shares without par value. During the current year, the Company increased the authorized share capital to an unlimited number of common shares without par value from 100,000,000 common shares without par value.

(b)

Issued and outstanding

	Number of shares	Stated Value
Balance, December 31, 2004	26,649,515	$ 8,105,024
Shares issued for property option (Note 4(c))	40,000	10,000
Shares issued for exercise of warrants	1,057,562	455,809
Shares issued on private placement	5,660,000	3,396,000
Shares issued as finders’ fees on private placement	98,933	-
Less: share issuance costs	-	(149,529)
Warrants issued as finders’ fees on private placement		(109,908)
Balance, December 31, 2005	33,506,010	11,707,396
Shares issued for property option (Note 4(c))	40,000	67,812
Shares issued for exercise of stock options	325,000	144,050
Fair value of options exercised reclassified	-	96,580
Shares issued for exercise of warrants	1,772,119	1,276,784
Shares issued on private placement	1,500,000	1,800,000
Shares issued as finders’ fees on private placement	18,300	-
Less: share issuance costs	-	(78,120)
Warrants issued as finders’ fees on private placement		(49,715)
Fair value of finders’ warrants exercised reclassified		65,812
Balance, September 30, 2006	37,161,429	$ 15,030,599

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

5. Share Capital (continued)

(b)

Issued and outstanding (continued)

On February 21, 2006, the Company closed a private placement of 1,500,000 units at a price of $1.20 each for gross proceeds of $1,800,000. Each unit consisted of one common share and one half share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share at a price of $1.50 until August 21, 2007. Finders’ fees for this private placement included cash payments totaling $78,120, the issuance of 18,300 units on the same terms as the private placement and the issuance of 83,400 Broker’s Warrants exercisable at $1.50 and expiring August 21, 2007.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company. The Plan has been approved by the Exchange and the shareholders of the Company.

As at September 30, 2006, stock options are outstanding enabling the holders to acquire up to 3,177,500 common shares with a weighted average exercise price of $0.72 per share, as follows:

	Number Outstanding	Exercise price	Number vested	Expiry date
Options granted August 18, 2003	1,000,000	$0.25	1,000,000	08/18/08
Options granted September 1, 2003	150,000	0.75	150,000	09/01/08
Options granted May 6, 2004	60,000	0.58	60,000	05/06/09
Options granted September 9, 2004	340,000	0.53	340,000	09/09/09
Options granted June 14, 2005	630,000	0.40	630,000	06/14/10
Options granted July 5, 2005	30,000	0.355	30,000	07/05/10
Options granted September 23, 2005	75,000	0.65	75,000	09/23/10
Options granted May 18, 2006	892,500	1.56	892,500	05/18/11
Balance, June 30, 2006	3,177,500		3,177,500

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

5.

Share Capital (continued)

(d)

Warrants

As at September 30, 2006, share purchase warrants are outstanding enabling the holders to acquire up to 4,129,777 common shares with a weighted average exercise price of $0.91 per share, as follows:

Number outstanding	Exercise price	Expiry date
$
843,163	0.55 (i)	12/01/06
4,513	0.55 (i)	12/01/06
2,282,683	0.85 (ii)	11/02/07
150,833	0.65 (iii)	5/02/07
750,000	1.50 (iv)	8/21/07
18,300	1.50 (iv)	8/21/07
80,285	1.50 (iv)	8/21/07
4,129,777

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.55 until December 1, 2006. However, if the closing price for 20 consecutive trading days exceeds $0.75 per share then Company may accelerate the expiry of the warrant by written notice to the warrant holder. The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given to exercise their warrants or they will terminate.

(ii)

Each warrant entitles the holder to purchase one common share at a price of $0.85 until November 2, 2007. However, if the closing price for 20 consecutive trading days is equal to or greater than $1.15 per share after March 3, 2006, then Company may accelerate the expiry of the warrant by written notice to the warrant holder. The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given to exercise their warrants or they will terminate.

(iii)

Each warrant entitles the holder to purchase one common share at a price of $0.65 until May 2, 2007. However, if the closing price for 20 consecutive trading days is equal to or greater than $1.15 per share after March 3, 2006, then Company may accelerate the expiry of the warrant by written notice to the warrant holder. The warrant holder will then have 21 trading days after the date on which such notice of acceleration is given to exercise their warrants or they will terminate.

(iv)

Each warrant entitles the holder to purchase one common share at a price of $1.50 until August 21, 2007.

(v)

The value of $49,715 represented by the warrants issued as finders’ fees during the nine month period ended September 30, 2006, (Note 5 (b)), has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield

0%

Expected stock price volatility

72%

Risk-free interest rate

3.50%

Expected life of warrants

1.50 years

Fair value of warrants

$0.54

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

5.

Share Capital (continued)

(e) Stock-based compensation and contributed surplus

During the nine month period ended September 30, 2006, the Company granted 892,500 stock options with an exercise price of $1.56 per share and an expiry date of May 18, 2011.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

79%

Risk-free interest rate

4.16%

Expected life of options

3 years

Based on these inputs, under the fair value based method of accounting for stock-based compensation, the Company recorded stock-based compensation expense of $750,524 during the nine months ended September 30, 2006 which has been credited to contributed surplus.

6.

Related party transactions

Pursuant to a services agreement dated April 1, 2004 between the Company and Quest Management Corp. (“Quest”), a private company related by virtue of a director in common, Quest provides office space on a monthly rental basis. During the current period, $11,250 (2005 - $9,000) was charged for rent by Quest and at September 30, 2006, the Company owed Quest $1,250 (2005 - $1,000).

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits and office facilities. During the current period, the Company paid $92,767 (2005 - $99,645) for consulting fees and health insurance benefits and $46,720 (2005 - $Nil) for a bonus. At September 30, 2006, the Company owed him $12,194 (2005 - $10,611) for the unpaid portion of these amounts and had advanced him $10,675 (2005 - $10,675) for travel expenses which was included in prepaid expenses.

These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

Accounts payable due to related parties consists of amounts owed to directors and officers. As these amounts are non-interest bearing and have no specific terms of repayment, their fair value cannot be determined. All balances due to related parties are included in accounts payable and accrued liabilities.

7.

Segmented information

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

ESPERANZA SILVER CORPORATION

(An Exploration Stage Company)

Notes to the Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

September 30, 2006

8.

Subsequent events

Subsequent to September 30, 2006, the Company entered into the following transactions:

a)

paid $417,375 and issued 500,000 common shares in conjunction with the early exercise of the Company’s option to purchase a 100% interest in the Cerro Jumil gold project located in Morelos state, Mexico;

b)

issued 715,768 common shares pursuant to the exercise of 715,768 share purchase warrants for proceeds totaling $500,422;

c)

issued 10,000 common shares pursuant to the exercise of stock options for proceeds totaling $3,550.